Filed by Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

May 3, 2018, 10:00 AM ET

Corporate Participants

Indrani Egleston - Senior Director of IR and Financial Planning & Analysis

Jenniffer D. Deckard - CEO, President and Director

Michael F. Biehl - CFO and EVP

Conference Call Participants

George O’Leary, Tudor, Pickering, Holt

Marc Bianchi, Cowen

Michael K LaMotte, Guggenheim

Will Thompson, Barclay

Jacob Lundberg, Credit Suisse

John Watson, Simmons Piper Jaffray

Operator

Ladies and gentlemen, welcome to the Fairmount Santrol first-quarter 2018 earnings conference call and webcast. During the call, all participants will be in a listen-only mode. After the presentation we will conduct a question and answer session. Instructions will be provided at that time. If at any time during the conference you need to reach an operator, please press the * followed by 0.

As a reminder, today’s call is being recorded. I would now like to turn the meeting over to your host for today’s call, Indrani Egleston, Senior Director of Investor Relations and FP&A for Fairmount Santrol.

Please go ahead, Indrani.

Indrani Egleston

Thank you, Leandra. Good morning and welcome to Fairmount Santrol’s first-quarter 2018 earnings conference call.

With us today are Jenniffer Deckard, our CEO and President, and Michael Biehl, our Executive Vice President and Chief Financial Officer.

Before turning the call over to Jenniffer and Michael, we would like to remind all participants that certain statements during this call may constitute forward-looking statements, which are subject to certain risks and uncertainties. For a complete discussion of these risks and uncertainties, we encourage you to read the press release and our documents on file with the SEC.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

We would also like to remind you that during this call, we will comment on non-GAAP measures including Adjusted EBITDA. These financial measures are used by management to monitor and evaluate the ongoing performance of the Company and to allocate resources. You can find a reconciliation of these non-GAAP measures to the nearest comparable GAAP results as an attachment to our earnings release which we issued this morning.

Now, to begin, here is our CEO and President, Jenniffer Deckard.

Jenniffer Deckard:

Thanks, Indrani, and good morning, everyone. Thanks for joining us today, and for your continued interest in Fairmount Santrol.

On today’s call, I’ll be providing a high-level overview of our first quarter, then Michael will provide more details about our financial results. We’ll then provide an update on our markets and our expectations for the second quarter, and will conclude with an update on our proposed merger with Unimin. Following our comments, we’ll be happy to address your questions.

For the first quarter, we’re pleased with our overall performance, despite some seasonal and operational headwinds through January and February. As we noted on our fourth-quarter call, our operations were impacted by unusually difficult weather conditions, process engineering changes and, to some extent, rail challenges. Our team diligently worked through these issues, and as the quarter came to a close, we exited in a significantly stronger position to take advantage of this very robust market. Importantly, we made this progress while at the same time preparing for our proposed merger with Unimin and while maintaining a focus on increasing profitability, which is demonstrated in both our strong sequential improvement for the whole quarter, as well as by our even stronger exit of the first quarter.

In our Proppant Solutions segment, total volumes were down approximately 5% sequentially – to 2.6 million tons for the quarter – in line with our previous guidance. This decrease was primarily driven by the headwinds just noted. Our raw sand volumes were down 6% from fourth quarter levels, but raw sand pricing improved nearly $4 per ton, which helped to offset the impact of the volume decline. Additionally, we saw a slight rise in our coated proppant volumes to 215 thousand tons, despite the decline in our raw frac sand. Within our coated proppant volumes, we also had a higher proportion of commercial Propel SSP sales, which had an additional positive impact on both revenue and gross profit for the quarter. Propel SSP continues to gain traction, and we’re encouraged by the demand momentum from both commercial customers and those who are buying Propel SSP for trial wells.

Our I&R segment had total volumes of 578 thousand tons for the quarter, which is down 3% from the comparable first quarter of 2017. This decline was largely due to a customer’s plant shutdown and, to a lesser extent, to unseasonably cold weather delaying some sales into the sports and recreation markets. As we’ve previously mentioned, I&R demand is impacted by seasonal factors, with the first and fourth quarters of the year typically generating lower volumes.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Adjusted EBITDA for the entire company totaled $71.0 million for the first quarter, a sequential increase of over $7 million, or 11%, which was a notable accomplishment for our team considering the headwinds we experienced at the beginning of the quarter.

With that, I’ll turn the call over to Michael to provide more details on our financial results.

Michael Biehl:

Thanks, Jenniffer, and good morning.

The Company’s total volumes for the first quarter were 3.2 million tons, which was down 4% sequentially, and revenues for the first quarter were $273.3 million, which were roughly flat compared to fourth-quarter levels. Total consolidated gross profit in the first quarter was $90.9 million, compared with $89.6 million for the fourth quarter.

Moving on to our segments and as a reminder, we generally compare I&R results to the prior year period because of the seasonal nature of this business. However, this business can be lumpy and comparables can be difficult from period to period due to timing of customer orders. Revenues totaled $31.2 million for the first quarter, a 1% decline from the first-quarter 2017. The decrease in revenues was mainly driven by the lower volumes that Jenniffer had mentioned, but were mostly offset by pricing increases instituted at the beginning of the year.

I&R’s gross profit for the first quarter was $12.0 million, which is down about $1.5 million from first-quarter 2017 gross profit levels. Our I&R business profitability was impacted by less fixed cost volume leverage, higher raw material costs and product mix, as sports and recreation products, which were impacted by the unseasonably cold weather, and carry a margin above the I&R average. While first quarter I&R results were a little softer than the prior year period, we remain confident in our guidance that the overall I&R results for the year will show positive trends over 2017 levels.

Turning to Proppant Solutions, revenues were $242.2 million for the quarter. While total proppant volumes were down 5% sequentially, revenues were down only 1% due to higher pricing, a greater mix of coated proppant sales and a higher percentage of SSP volumes being sold at commercial pricing. Our raw sand proppant pricing, on a like-for-like basis, was up nearly $4 per ton sequentially, which was at the high end of our guidance range. Our terminal network and distribution capabilities continue to demonstrate their importance, as nearly 75% of our sales were sold in-basin and nearly 70% of our in-basin northern white volumes were delivered by unit trains in the first quarter.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Gross profit for Proppants was $78.9 million in the first quarter, or nearly $30 per ton, compared with $77 million, or $28 per ton, in the fourth quarter. Gross profit in the first quarter includes $1.8 million of start-up costs for our Wexford, Michigan and Kermit, Texas mines. Excluding these start-up costs, our Proppants gross profit margin would have been $31 per ton. The sequential gross profit improvement was largely due to higher average selling prices generated from the price increase and the more favorable product mix that I just mentioned. As previously communicated, we did experience a higher manufacturing cost per ton in the quarter by approximately $2 per ton, due to inflationary increases, including for compensation, as well as transitory issues such as the seasonal factors and process engineering changes. The transitory issues also resulted in lower volumes and therefore lower fixed-cost leverage. As of the beginning of April, the previously discussed process engineering changes at Wedron and Brewer have been completed and we should now begin to see the benefits of these projects, which will produce a higher 40/70 yield and a lower cost per ton from hydraulic mining.

SG&A for the quarter was $27.4 million, which includes $3.4 million in non-cash stock compensation expense and $3.3 million in merger-related expenses. Stock compensation expense was higher in 2018 due to some of the awards made to retirement-eligible employees under the plan’s service and age provisions. Excluding non-cash stock compensation expenses and merger-related expenses, SG&A was $20.6 million in the first quarter and $24.5 million in the fourth quarter, a 20% sequential reduction. SG&A was lower than the fourth quarter largely due to the reset of the annual short-term incentive plans, which more than offset annual compensation increases.

Net income for the quarter was $28.9 million, or $0.13 per diluted share, compared with net income of $19.9 million, or $0.09 per diluted share, in the fourth quarter.

Adjusted EBITDA for the quarter was $71.0 million, which excludes non-cash stock compensation expense of $3.4 million, and merger-related costs of $3.3 million for the quarter. Adjusted EBITDA for the quarter includes $1.8 million of start-up costs for our Wexford, Michigan and Kermit, Texas mines. The sequential improvement in Adjusted EBITDA is due to improvements in proppant pricing and product mix, as well as lower SG&A spending. These improvements were partially offset by lower overall volumes, higher proppant costs associated with the seasonal and operational headwinds already mentioned and the slight decline in profitability from the I&R segment. These results demonstrate the importance of our broad product portfolio, logistics network and good customer relationships.

The Company’s tax expense was $1.8 million and the effective tax rate was 6% for the first quarter. For the full year, we expect our effective tax rate to be at the same 6% on a standalone basis. Our 2018 effective rate differs from the U.S. statutory rate primarily due to the tax depletion deduction and the reversal of a valuation allowance against certain U.S. tax attributes. Tax Reform passed in December 2017 has lowered the U.S. statutory tax rate to 21% from 35%. On a standalone basis, we would expect a benefit in 2018 in the range of $20 to $30 million, and continued benefit in future years from reduced corporate tax rates, retention of percentage depletion, and the repeal of the corporate alternative minimum tax included as part of the Tax Reform.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Moving now to the balance sheet. As of March 31, 2018, we had total cash of $85 million. The primary drivers for the lower cash balance were a use of cash for working capital largely due to the higher short-term incentive bonus payout made in March 2018 related to our 2017 performance; continued investments in Kermit; and both required and voluntary debt paydowns. Capital expenditures for the first quarter were $41 million, with $21 million of that spending related to Kermit.

Total debt was $734 million, which includes $685 million from the refinanced term loan and $35 million on our new asset-backed revolver, as well as other debt such as capital leases. In the first quarter, we used cash of $4.4 million to make the amortization payment on the term loan and used $10 million to voluntarily pay down our ABL revolver from the $45 million outstanding at the end of ‘17.

Now, Jenniffer will provide some comments on current market conditions.

Jenniffer Deckard:

Thanks, Michael.

In the first quarter, and continuing into the second, both of our business segments, I&R and Proppant Solutions, have the benefit of several tailwinds to market demand. Starting with I&R, several macro indicators, as well as specific customer forecasts, support strengthening demand in 2018. Both the Consumer Confidence and the US Industrial Production indices have strong forecasts, which should lead to good demand growth in 2018 over the prior period. In particular, two key end markets within our I&R segment – foundry and construction – are forecasted to grow above GDP rates.

Robust market demand, combined with the normal price increases that we instituted at the beginning of the year, give us continued confidence that our I&R segment should experience another good year of profitability growth, and the second quarter is off to a very strong start.

Moving to the proppant market. Demand has strengthened following some slight headwinds related to extreme weather throughout the country at the beginning of the year. However, we continue to estimate 2018 demand will be 100 million tons or greater, driven mainly by rig counts that have exceeded initial industry estimates.

Focusing first on the Permian, we continue to expect that proppant demand will total approximately 45% of the market as compared with 2017 demand levels of approximately 30 million tons. We further anticipate that demand will remain a combination of all mesh sizes and product types, including northern white, local and regional sands, as well as value-added products, depending on geology and well design, as well as on the relative motivation between initial cost and well productivity on a customer-by-customer basis. Under any scenario, we are strongly positioned to meet this demand with our broad asset portfolio and our leading logistics network, a position that will only be strengthened by our proposed combination with Unimin.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Looking at Permian supply. We estimate that an average of 35 million tons of nameplate Permian supply will be available during fiscal 2018, with a year-end exit rate of approximately 45 million annual tons. However, it’s important to also remember that nameplate capacity and effective capacity can vary significantly, for a variety of reasons. Further, several plants have been delayed due to the timing of equipment deliveries and labor shortages. We have ourselves experienced some degree of similar headwinds for Kermit, which has somewhat delayed our production, although we still expect to be up and running in May, and to add around 200 thousand tons of combined new production in the second quarter from Kermit and Wexford, which is at the high end of our previously stated estimate.

Since our last call, we’ve contracted additional volumes for our Kermit production, and have achieved our overall targeted contracted range of 70-80%.

We continue to believe that our Kermit facility is well positioned to meet demand for local sands due to a combination of its higher product quality relative to other Permian sands, as well as its access to our extensive in-basin network. As we’ve seen repeatedly, logistical capabilities and flexibility are extremely important, particularly during times of high demand. Our distribution network in the Permian will enable us to run our local operations much more efficiently—as it will provide an added outlet for Kermit production and help us to better manage around the cadence of customer orders. This is, of course, in addition to our network’s continued importance to supplying needed product into the Permian from our Northern White Sand assets.

Looking outside of the Permian basin, demand remains robust—with expected growth in all basins. This was a key driver for the re-opening of our Wexford, Michigan mine in the first quarter. In basins outside of the Permian, we continue to estimate 2018 demand at over 50 million tons, with a grade mix that is more heavily weighted toward both coarse grades and 40/70 than is the Permian, which nicely fits our production profile.

As proppant demand has continued to grow in all basins, customers have increasingly focused on suppliers who can reliably offer a broad product portfolio at a scale that can match their growing needs. Our long-held philosophy has been to provide an industry-leading product portfolio that is both cost competitive and has the flexibility to meet a very dynamic demand profile. In line with this philosophy, we have recently secured rights to a property in Seiling, Oklahoma near the core of the STACK drilling activity within the MidCon basin.

We’ve started construction of a 2 million ton capacity mine at this location with the intent to start shipping in the fourth quarter of 2018. We anticipate the capital expenditures for this plant build to approximate $50 million, in addition to a leasehold payment of $4 million for the reserves. Similar to our Kermit lease, this lease also has a royalty payment structure. In the first quarter, we spent approximately $5 million in capex for the Seiling mine site.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Our decision to go forward with the Seiling property was done after a thorough market and financial analysis, and is backed by multiple customer commitments. This mine will complement our northern white offering, particularly in the STACK play, and will establish a low cost offering to meet the demands of some customers for this particular type of product.

I will now turn it over to Michael to address our outlook for the second quarter.

Michael Biehl

Thank you. As Jenniffer mentioned, we entered the second quarter with our production at a higher level than the beginning of the year and demand remains strong, so we believe our effective proppant utilization in the second quarter will be around 90% of our fully ramped plants. Combined with the additional 200 thousand tons that we expect to produce at Kermit and Wexford, we anticipate second-quarter total proppant volumes will grow approximately 20% over first-quarter levels.

For pricing, we expect to raise proppant prices in a few specific situations in the second quarter. But, the overall impact on average proppant pricing in the second quarter is likely to be small.

As weather conditions improve, and as we complete our process engineering changes and are able to better leverage our fixed costs, we anticipate that overall costs per ton will decrease in the second quarter. Some additional costs we incurred in the first quarter, namely rail rate and merit increases, will continue through the rest of the year. Also, because Kermit will still be ramping production up over the next couple quarters, we will not be fully leveraging those fixed costs until the fourth quarter.

For I&R, we expect a normal seasonal upturn in demand in the second quarter and we remain on track for good profitability growth in 2018.

In the second quarter, we estimate SG&A to be approximately $25 million, which includes $3 million in non-cash stock compensation expense. The sequential increase is due mainly to the timing of normal business expenses. This estimated amount excludes any merger-related expenses that are expected to be incurred.

Capital expenditures for the year have been revised to $150 to $160 million, now including our Seiling investment of approximately $50 million and including $50-55 million from the buildout of Kermit. The remaining $50-55 million of capital spend will be for stripping, terminal upgrades, land and reserve investments, and other strategic needs. As a reminder, we incurred $21 million in Kermit-related capex in the first quarter. Additionally, we plan to make our final $10 million payment for the Kermit reserves in the second quarter.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

With that, I will turn the call back to Jenniffer, who will conclude with an update on our proposed merger with Unimin.

Jenniffer Deckard

Thanks, Michael. At both Fairmount Santrol and Unimin, we continue to work diligently to prepare for this transformational combination of our two companies. Since our last call, we have made important progress, which I am pleased to cover, as well as to highlight the remaining steps to closing.

First, we’ve recently announced a portion of the future leadership team of the combined company. In addition to my serving as CEO, Campbell Jones will serve as Chief Operating Officer; Jerry Clancey as Chief Commercial Officer; Brian Richardson as Chief Administrative Officer; and Andrew Eich as CFO. And, it is also important for us to recognize the many individuals who have played a critical role in helping to strengthen Fairmount Santrol following the downturn in the energy markets and to prepare us for this next monumental step for our Company. One of these individuals is Michael Biehl, who has agreed to continue to serve the combined company as an Executive Vice President for an important period of time, and to help the combined company to build and transition its public reporting structure and to ensure our timely and consistent implementation of Sarbanes-Oxley requirements. You will note that we will have both highly-experienced and well-balanced leadership representation from both Unimin and Fairmount Santrol, and we are all looking forward to working together to build a transformational leader in our industry.

Moving to a quick update on regulatory matters. In mid-March, the Federal Trade Commission granted early termination of the waiting period under the Hart Scott Rodino Act, satisfying one of the conditions to closing the merger. Unimin and Fairmount continue to work with the Mexico anti-trust authorities and are in the process of obtaining the necessary regulatory clearances in Mexico.

On April 26th, the amended registration statement – filed by Unimin on Form S-4 with the SEC – was declared effective. We subsequently mailed proxy materials to Fairmount shareholders of record as of April 20th, for a special shareholder meeting to be held on May 25th, where our shareholders will consider and vote on a proposal to adopt the merger agreement. Our Board of Directors has recommended voting in favor of the merger and we would also encourage you to do so.

Next, I’d like to take the opportunity to emphasize the significant value that Fairmount Santrol shareholders will receive from the proposed merger with Unimin. First, Fairmount Santrol Shareholders will own 35% of a larger, stronger and better-positioned company. For many reasons, we view this 35% ownership as a premium in itself. This is true when simply valuing relative debt-adjusted EBITDA contributions from each of the two companies throughout a

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

cycle, even at similar multiples. Additionally, because of Unimin’s larger relative contribution from its more predictable and resilient industrial business, we would suggest that the combined company should also benefit from a multiple uplift from where more proppant-focused companies currently trade. This view is supported by the multiples for both publicly traded industrial peers, as well as by recent transactions in the space.

In addition to the 35% ownership of a much more strongly positioned company, Fairmount Santrol shareholders will also receive a cash distribution of $170 million, which we estimate to equate to approximately $0.74 per share based on the most recent diluted share count.

And, finally, our shareholders will also participate in an estimated $1 billion in value creation from expected synergies as a result of the merger. As a reminder, these synergies are primarily driven by optimizing our combined origin-destination pairings, which account for over 70% of the estimated $150 million in annual synergies, and will be quickly realized through optimization, rather than through either redundancies or further investment. These synergies were determined by a 3rd party who analyzed in great detail the savings that could be achieved through the combination of our extensive and highly complementary assets. Additionally, the $150 million in annual synergies excludes any cross-selling opportunities, which we believe are meaningful, but are more challenging to quantify at this stage of the combination. Since we view the realization of these synergies as the most efficient way to quickly create shareholder value, both Unimin and Fairmount have been working diligently to prepare for a thorough Day One readiness.

So, again, we encourage each of our shareholders to vote their proxy in favor of the merger so that all Fairmount Santrol shareholders can benefit from this transformational company – one that is well-positioned to lead and to succeed throughout all portions of an economic cycle.

I’d also like to thank everyone here at Fairmount Santrol for their constant dedication. Many are putting in significant effort toward merger-related activities while still driving strong operating results for our shareholders. This is truly an inspirational commitment during an extraordinary time.

With that, I’d like to open the line for questions please. Leandra?

Operator:

At this time if you would like to ask a question you can press * and the number 1 on your telephone keypad. And we’ll pause for just a moment to compile the Q&A roster. And your first question comes from the line of George O’Leary with Tudor, Pickering, Holt. You’re line is open.

George O’Leary, Tudor, Pickering, Holt:

Good morning, Jenniffer. Good morning, Michael.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Michael Biehl:

Good morning, George.

Jenniffer Deckard:

Good morning, George.

George O’Leary:

Good quarter and good outlook commentary for the Proppant Solutions business in particular. I’ll start off with a modeling one. I just want to make sure it don’t get over my skis. It sounds like the volume guidance is very clear and margins should be expanding given the price increases and the cost decreases that we expect to see in the next couple of quarters. But maybe just for Q2, could you help frame how we should think about gross margin per ton? Again, just don’t want to get over my skis from a modeling perspective.

Michael Biehl:

So Q2 pricing will be relatively flat as I mentioned. Cost per ton should be down about $1.00 per ton. You know with the seasonal cold weather and processing changes complete and the better plant utilization. I&R profitability was so solid growth as I mentioned. We expect to have about an additional between $1 and $2 million of start-up costs for Kermit in Q2 of 2018 that would be buried in that margin. So we will highlight that if we report our second quarter.

George O’Leary:

Okay. That’s super helpful. And then you mentioned Propel commercial volumes as a percentage of the total were up nicely quarter-on-quarter. I’m wondering if you could just update us on any color on how those volumes are trending. Maybe what percentage of overall value-added product sales they are. Any color would be helpful there.

And then alongside that question, was the bigger driver of the $4.00 in price per ton improvement quarter-on-quarter in the first quarter driven by the higher value-added product sales or was it more underlying price improvement across the portfolio?

Jenniffer Deckard:

Yeah I think it’s an important distinction. The $4.00 is purely on sand only.

George O’Leary:

Got it. Okay.

Jenniffer Deckard:

The value-added products, as we’ve mentioned, have relatively flat pricing. They have had flat pricing for many quarters now. So the strength is coming from volumes and product mix. And the mix between resin coated and SSP varies from quarter to quarter and this month, both the total mix toward SSP, as well as within the SSP product category itself, the volumes had a higher skew to commercial than trial well. Although we’re also seeing a strong interest in trial wells over the next few quarters.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

George O’Leary:

Okay great. Thanks very much for that color, Jenniffer and Michael.

Michael Biehl:

You’re welcome.

Jenniffer Deckard:

Thanks, George.

Operator:

Your next question comes from the line of Marc Bianchi with Cowen. Your line is open.

Marc Bianchi:

Thank you. On the cost headwinds that you have right now, if we were to strip all that out and just assume that you get to some run rate later on in the year where you don’t have any of those headwinds, what are we talking about here in terms of dollars per ton right now that you’re sort of being burdened by?

Michael Biehl:

Well in terms of the weather and processing changes, that’s about $1.00 per ton impact that we had during the quarter. And then the start-up costs were about $1.00 per ton impact in the quarter. So $2.00 in total that we would benefit by going forward.

You know we also will have the benefit of absorbing more fixed costs as we go forward throughout the year. Hard to say, though, at this point how much that would equate to on a per dollar per ton basis.

Marc Bianchi:

Okay. But Michael, you said there was an additional which would imply an incremental, on top of what you already had in the first quarter of $1 to $2 million because of the Kermit ramp. Did I understand that right?

Michael Biehl:

Correct.

Jenniffer Deckard:

So when you take all that together, we’re guiding to about $1.00 per ton improvement and that encompasses all of those items, including the start-up costs.

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First-Quarter 2018 Conference Call

May 3, 2018

Marc Bianchi:

Right. Okay. So once we get past that there’s a couple bucks of upside from where we are in second quarter, it sounds like.

Michael Biehl:

Yes.

Marc Bianchi:

Okay. On the Oklahoma facility, can you talk a little bit more about what the royalty structure is there? Maybe perhaps comparison to what you’re seeing in West Texas.

Michael Biehl:

Yeah, royalty structure is $1.00 per ton. There’s no royalties, which is similar to Kermit. Kermit ultimately ramps up to $3.00 per ton after the fifth year and then holds steady for the remainder of the lease that we have there, so it is a long-term lease that we put into place. Right now we have proven reserves of 20 million tons with multiple expansion opportunities that you know we continue to pursue as part of that.

Marc Bianchi:

Okay. I guess I was a little bit surprised by the size at only 2 million tons. And also, I guess, surprised by the low cost – I think you said $50 million for the facility – which seems like a lower per ton cost than what you are doing in West Texas. Can you kind of talk to what some of the reasoning behind those two factors might be?

Jenniffer Deckard:

The $25-$30 million per ton is actually fairly aligned with what we’re doing in Kermit. And the 2 million tons is higher MidCon is growing and particularly in the STACK. It is a smaller overall market than the Permian for sure. But also the plant could be expandable should the demand profile and the commitment be there. And the infrastructure and the roads and utilities are all currently in place so there’s some fewer challenges than were faced in Kermit from that perspective. So there’s tradeoffs – in cost, in quality, in roads and all of those things. So all of those things were really studied carefully both in choosing whether to expand, mainly influenced by our customers, and then also where to expand within the MidCon.

Marc Bianchi:

Okay. I suspect investors will be very curious to know how many more potential sites like this could exist for the industry. What can you share about that?

Jenniffer Deckard:

I think that we share a similar view to what we’ve shared in the past and to what many are saying in the industry. So there’s a smaller market size in general. So I think that customer commitment and customer relationships are extremely important. There is less sand available. There is a lower quality of sand across all grades, particularly relative to Northern White for sure and also relative to the Permian.

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May 3, 2018

And there’s really a smaller and less visible demand profile than we’ve seen in the Permian. So we think all of those factors will lead to not seeing the same things that we have seen in the Permian.

Marc Bianchi:

Okay. Thanks for that. I’ll turn it back.

Operator:

Your next question comes from the line of Michael LaMotte with Guggenheim. Your line is open.

Michael LaMotte:

Thanks, good morning. Jenniffer, maybe I’ll follow up on Marc’s questions on Oklahoma. Can you talk about the reserves in terms of the grades as well as perhaps some of the expected costs of production of what that overburden looks like and some of the other issues that might impact production cost.

Jenniffer Deckard:

So the mesh is skewed to 100 mesh. Our anticipation is about a 70/30 mix although we’ll also have the capabilities to do a run a mine. As we’ve often stated, especially with Kermit, and even I would say more so with this MidCon, the decline in crushed strength accelerates as the products grow coarser. So the 40/70s are less comparable to a Northern White than are the 100 mesh, which is also similar to Kermit just to a greater degree. We believe that the cost per ton should be relatively similar in structure, overburden and more similar in nature to West Texas than to our Northern White mines.

Michael Biehl:

And with a lower royalty.

Michael LaMotte:

Right. So sort of Kermit-like with lower royalties is a reasonable way to think about it?

Michael Biehl:

Yeah.

Michael LaMotte:

Okay. And then if I could ask about the commercial side. You’ve obviously had a lot of many months now to talk about the benefits of the combined company with the customers and I’m wondering just how that conversation has gone and sort of the breadth of services, the extension of what the combined company is capable of doing, how that’s changing the customer dialogue.

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Jenniffer Deckard:

So I will say that we’re very, very careful of while we’re working diligently to be Day One ready, we are employing extreme caution around the commercial side of this. So we absolutely avoid conversations with the customers other than customers saying we’re really excited about this. We think that you are going to become an even more valuable supplier. The statistics obviously would show that we’re both very strong suppliers to the industry today. But all of our customers have had very positive feedback and I think that was probably illustrated by the quick clearance from the anti-trust as well.

Michael LaMotte:

Sure, fair enough. Okay, thank you. And then a quick one for Michael if I can. The 200,000 tons of Kermit-Wexford, can you give us a sense as to what the split is there? I’m just trying to calibrate what the Kermit ramp actually looks like.

Michael Biehl:

Yeah. Most of it would be related to Wexford.

Michael LaMotte:

Okay. So Q3 is really when we start to see Kermit?

Michael Biehl:

Yeah.

Michael LaMotte:

Okay great. Thanks, I’ll turn it back.

Operator:

Your next question comes from the line of Will Thompson with Barclay’s. Your line is open.

Will Thompson:

Good morning. Jenniffer, a lot has been made of the debate on local Permian versus Northern White. I just want to understand the dynamics of maybe if more shifted toward 40/70 versus 100 mesh, seems like more E&Ps are open to using 100 mesh given the cost benefit of buying local Permian sand. But also 40/70 really seems to remain in vogue. So maybe help us with the puts and takes on what the tradeoff is and what customers are kind of trying to figure out in terms of their willingness to use local Permian sand.

Jenniffer Deckard:

Sure. I think I’d start with going back to the trend toward 100 mesh. And I would say that while that trend continues and is driven by multiple factors including the movement to slick water and the ability to place coarser, more highly conductive grain into the fractures. The movement… 200 mesh while it’s still strong, we have recently seen more of a trend back toward a hybrid design. So we’ve seen a lot of customers who, after looking at long-term more declined curves, have gone to a mix of tailing in with 40/70 closer to the well board to increase the productivity of the well.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

So I think that we’re still going to be seeing a lot of experimentation. We continue to see 40/70 as the key driver across all basins. And the interesting thing, Will, that you mentioned, is the difference between 100 mesh and 40/70 in the local sand. And as I just mentioned a little bit earlier, there is clearly a larger differential between local 40/70 and Northern White than there is with 100 mesh.

So length of laterals and placement of the product will impact the mesh size, as will the depth of the well itself because 100 mesh will inherently have a higher resistance to crush.

Will Thompson:

And then a follow up to that. I think Jenniffer you previously communicated that 100 mesh in the Permian could potentially become over supplied by as early as year-end. I just want to… given the fact that some of the supplies have been slipping, the mix shift and on the demand side, have your thoughts really changed on that potential risk happening that early?

Jenniffer Deckard:

No. Assuming adoption… so we have seen some pushback and some, I guess, affinity to adopting, but our estimates of the exit rate by the end of the quarter already took into account much of the delays. And so our view has not changed as far as name plate capacity at exiting at around 45 million tons. The industry seems to be creeping up a bit on total demand. So we don’t think that has fundamentally changed our view over the past four months and I would say the only thing that remains open is what is going to be that actual rate of adoption because we believe that even at 100% adoption, there’s a bit of 100 mesh oversupply.

Will Thompson:

Okay. And then one quick last one for me. You might have mentioned this earlier and I might have missed it. Just an update on contracts out of Kermit and the progression there.

Jenniffer Deckard:

So we have consistently said that our goal with Kermit would be to remain in our targeted range of overall, which is 70-80% contracted, and we’ve reached that level.

Will Thompson:

Okay. Thank you.

Operator:

Your next question comes from the line of James Wicklund with Credit Suisse. Your line is open.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Jacob Lundberg:

Hey, good morning guys. This is Jake on for Jim.

Jenniffer Deckard:

Good morning Jake.

Jacob Lundberg:

Just a quick question on the process engineering changes. You talked about getting a higher cut of 40/70 mesh sand from those. I guess can you help us think about the impact of that? I assume it’s still the case for 40/70 has the highest ASP. I don’t know if you can frame it in terms of what my ASP in 1Q have been if you had had that higher cut or maybe from a volume perspective, just helping us think about the magnitude of the change there.

Jenniffer Deckard:

Jake. I would go back to two years ago where we had more of a 50/50 yield between coarse and fine material. That yield has been skewed up to above 70% finer grade and with all of these process changes on the frac side, we’ll be in the 35%, about half of that 70+% will be 40/70 and half will be 100 mesh. And so remains to be seen as we’ve just implemented and finalized those switches but those numbers kind of include that mix.

So we would have had a lower 40/70 yield to some extent in Q1 versus what we expect to see going forward.

Jacob Lundberg:

Okay. So if it’s 35% 40/70, 35% 100 mesh following these changes, I guess what was that in 1Q?

Jenniffer Deckard:

I would say probably about 2 to 3 points below that.

Jacob Lundberg:

Okay. Thanks, that’s helpful. And then, I guess turning to the Permian basin. So you talked about some equipment delays that everybody’s seeing – you guys included. I guess you know initially the expectation was that there would be some concerns around water availability and then I realize we’re kind of early days still on ramping up volumes there, but also truck traffic in and around Kermit given the concentration of mines there. In general, could you just give us your high-level thoughts around concerns around water availability and then truck traffic once all these volumes are online?

Michael Biehl:

No issues on water availability. In fact, we’ve drilled extra wells just to make sure that we have more than an adequate supply of water for the plant. You know, clearly, available labor is continuing to tighten, and trucking in the Permian has also become tighter. And we think we have good access, road access, where our mine is. We do expect some trucking congestion in the local areas. But we plan to leverage our terminal network to forward-stage materials out of our terminals during off peak hours to help avoid some of that congestion that might likely come about.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Jacob Lundberg:

Okay. And if I could sneak one more in. So you talk about 45 million tons of name plate capacity in the Permian exiting the year. How do you think about the delta between name plate and effective? So if it’s 45 name plate, what do you think effective capacity will be exiting the year?

Jenniffer Deckard:

It will probably be higher than what we see in Northern White, which I think for the industry is probably 75-80%. So I would say that effective capacity will be probably in the mid-80s percent.

Jacob Lundberg:

Got it. Thanks a lot guys. Appreciate it.

Operator:

As a reminder, that’s * 1 on your telephone keypad to ask a question. And your next question comes from the line of John Watson with Simmons & Co. Your line is open.

John Watson:

Good morning.

Jenniffer Deckard:

Good morning, John.

John Watson:

Jenniffer, there’s several mines that are southeast of Oklahoma City including Unimin’s Roth site. Yours is northwest. Is the strategy of the combined company in Oklahoma similar to the strategy in the Permian with few mines positioned on opposite sides of the basin? And, if so, are there additional synergies which we should be thinking about once that mine’s built?

Jenniffer Deckard:

Sure, so John I would say that in our initial synergy estimate, we didn’t have any MidCon line in that structure. We certainly, at this point, cannot be talking to Unimin. We remain competitors. We really can’t be talking about a strategy in any basin. You will see that our current assets, we actually have some assets in Roth, Oklahoma as well. This particular mine, as a standalone or a combined company, was designed to address the growth in the STACK.

John Watson:

Okay understood. And you mentioned crush strength. Could you quantify what the K value is for the 100 mesh and 40/70 from the new mine?

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Jenniffer Deckard:

Yeah. I would say that it’s about 30% below Northern White.

John Watson:

Okay. Thank you.

Jenniffer Deckard:

On 100 mesh, when you get into Northern White and Kermit, you could be in the 12,000-14,000 range. So 12,000-14,000 PSI or K. And when you get into crush in the MidCon on 100 mesh, it can be 30+% below that. You will see a wider range when you get to the 40/70.

John Watson:

Great. That’s helpful. Thank you. During Q1, the price increase was towards the higher end of guidance, is any of that increase that we saw during the quarter due to rail issues or delays from mines coming online in the Permian or do you think it’s solely due to demand moving higher in the quarter?

Michael Biehl:

It’s really the standard pricing increase at the beginning of the quarter and it really doesn’t have anything to do with the rail issues.

John Watson:

Okay. And one last one for me on Kermit. Will the dryers come on line one at a time for that mine? Is that the way we should be thinking about the progression?

Michael Biehl:

Yeah. I mean that’s how we’re staging it. We already have one dryer online and we’ll continue to ramp up over the year.

John Watson:

Is there proposed timing for when the second will come online?

Michael Biehl:

I would guess… I don’t have it right at hand, but I would guess probably sometime late second quarter, early third quarter.

John Watson:

Okay. Thanks, Michael. Thanks, Jenniffer. Appreciate it.

Jenniffer Deckard:

Thanks, John.

Operator:

There are no further questions and this concludes today’s conference call. You may now disconnect.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in the registration statement on Form S-4 filed by Unimin Corporation (“Unimin”) under “Risk Factors,” and in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the Securities and Exchange Commission (“SEC”). Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the proposed transaction (the “merger”) with Unimin not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Unimin’s and/or Fairmount Santrol’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Unimin’s and/or Fairmount Santrol’s respective businesses; and the parties being unable to successfully implement integration strategies. While Unimin and/or Fairmount Santrol may elect to update forward-looking statements at some point in the future, Unimin and Fairmount Santrol specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Financial Forecasts

The information contained herein includes certain non-public financial forecasts, statements, estimates and projections (collectively, the “financial forecasts”) with respect to, among other matters, anticipated future performance of Fairmount Santrol and Unimin and anticipated industry trends. These financial forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These financial forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Fairmount Santrol and Unimin. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The financial forecasts cover multiple years and become subject to greater uncertainty with each successive year. In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Fairmount Santrol’s and Unimin’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. The financial forecasts were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. As a result, the inclusion of the financial forecasts in this document should not be relied on as necessarily predictive of actual future events or results. None of Unimin, Fairmount Santrol or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial forecasts presented herein. None of Unimin, Fairmount Santrol or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation regarding the combined company’s ultimate performance compared to the information contained in the financial forecasts or that forecast results will be achieved.

Additional Information

FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT, DATED APRIL 26, 2018, FOR THE SPECIAL MEETING OF FAIRMOUNT SANTROL STOCKHOLDERS SCHEDULED TO BE HELD ON MAY 25, 2018 AS FILED WITH THE SEC ON SCHEDULE 14A AND THE UNIMIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com.

Fairmount Santrol Holdings Inc

First-Quarter 2018 Conference Call

May 3, 2018

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger is included in the registration statement and proxy statement/prospectus and other relevant materials filed with the SEC.